Exhibit 99.2

DESCARTES REPORTS FISCAL 2015 FIRST QUARTER FINANCIAL RESULTS
Record Operating Performance Driven by 20% Increase in Year-Over-Year Revenues

WATERLOO, Ontario — May 29, 2014 — Descartes Systems Group announced financial results for its fiscal 2015 first quarter (Q1FY15) ended April 30, 2014. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“We’re pleased to have delivered another record quarter, with continued strong growth in revenues and Adjusted EBITDA,” said Edward Ryan, Descartes’ CEO. “Our strategy of focusing on recurring revenues, organic growth and complementary acquisitions continues to deliver consistent, predictable financial results. In addition to growing first quarter revenues by 20% over the prior year, we also generated record quarterly Adjusted EBITDA of $12.1 million. We remain optimistic about fiscal 2015 as we continue to see strong demand for our SaaS-based solutions, which drive the largest collaborative logistics community in the world.”

Q1FY15 Financial Results
As described in more detail below, key financial highlights for Descartes in Q1FY15 included:
•	Revenues of $40.8 million, up 20% from $34.0 million in the first quarter of fiscal 2014 (Q1FY14) and up 1% from $40.3 million in the previous quarter (Q4FY14);
•	Services revenues of $38.0 million, up 26% from $30.1 million in Q1FY14 and up 4% from $36.6 million in Q4FY14. Services revenues comprised 93% of total revenues for the quarter;
•
Net income of $3.7 million, up 32% from $2.8 million in Q1FY14 and up 28% from $2.9 million in Q4FY14. Q4FY14 net income was negatively impacted by $3.3 million in one-time charges related to the retirement of Descartes’ former Chairman and CEO and positively impacted by the release of $2.8 million in valuation allowance for deferred tax assets;

•	Earnings per share on a diluted basis of $0.06, up 50% from $0.04 in both Q1FY14 and Q4FY14;
•
Adjusted EBITDA of $12.1 million, up 16% from $10.4 million in Q1FY14 and up 2% from $11.9 million in Q4FY14. Adjusted EBITDA as a percentage of revenues was 30%, down from 31% in Q1FY14 and consistent with Q4FY14;

•	Adjusted EBITDA per share on a diluted basis of $0.19, up 19% from $0.16 in Q1FY14 and up 6% from $0.18 in Q4FY14;
•	Cash provided by operating activities of $8.4 million, down from $9.6 million in Q1FY14 and $12.6 million in Q4FY14; and
•	Days-sales-outstanding (DSO) for Q1FY15 were 51 days, down from 52 days in Q1FY14 and up from 46 days in Q4FY14.

Adjusted EBITDA and Adjusted EBITDA per diluted share are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we included Chairman and CEO retirement charges, restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes’ ongoing operational results. We define Adjusted EBITDA per diluted share as Adjusted EBITDA divided by the number of diluted shares used to calculate the GAAP measure of earnings per share. A reconciliation of Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and earnings per share determined in accordance with GAAP, respectively, is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q1 FY15	Q4 FY14	Q3 FY14	Q2 FY14	Q1 FY14
Revenues	40.8	40.3	38.8	38.2	34.0
Services revenues	38.0	36.6	35.6	35.5	30.1
Gross Margin	68%	68%	67%	66%	69%
Net income*	3.7	2.9	2.2	1.7	2.8
Earnings per diluted share*	0.06	0.04	0.03	0.03	0.04
Adjusted EBITDA	12.1	11.9	11.4	10.8	10.4
Adjusted EBITDA as a % of revenues	30%	30%	29%	28%	31%
Adjusted EBITDA per diluted share	0.19	0.18	0.18	0.17	0.16
Cash provided by operating activities	8.4	12.6	9.2	11.2	9.6
DSOs (days)	51	46	47	49	52
* Net income and earnings per diluted share were negatively impacted by $3.3 million of Chairman and CEO retirement charges in Q4FY14 as well as $0.6 million and $1.1 million in restructuring charges in Q3FY14 and Q2FY14, respectively. Net income and earnings per diluted share were positively impacted by the release of valuation allowance for deferred tax assets of $2.8 million in Q4FY14.

Based on the location of Descartes’ customers, the geographic distribution of Q1FY15 revenues was as follows:
•	$15.8 million of revenues (39%) were generated in the US;
•	$11.1 million (27%) in Europe, Middle East and Africa (“EMEA”), excluding Belgium and Netherlands;
•	$4.0 million (10%) in Netherlands;
•	$3.8 million (9%) in Belgium;
•	$3.6 million (9%) in Canada;
•	$2.3 million (6%) in the Asia Pacific region; and
•	$0.2 million in the Americas, excluding the US and Canada.

Cash Position
As at April 30, 2014, Descartes had $62.4 million in cash comprised entirely of cash and cash equivalents. Cash and cash equivalents at April 30, 2014 decreased $0.3 million from the end of last quarter, primarily due to the use of cash for investing and financing activities during the period. Descartes used $6.7 million to acquire Computer Management USA, Inc. and Computer Management NA, Inc. (collectively, “Computer Management”) and $2.2 million for the repayment of its revolving debt facility. The table set forth below provides a summary of cash flows for Q1FY15 in millions of dollars:

Q1FY15
Cash provided by operating activities	8.4
Additions to capital assets	(0.5)
Acquisition of subsidiaries, net of cash acquired	(6.7)
Repayments of debt and other financial liabilities	(2.2)
Issuance of common shares for cash	0.1
Effect of foreign exchange rate on cash and cash equivalents	0.6
Net change in cash and cash equivalents	(0.3)
Cash and cash equivalents, beginning of period	62.7
Cash and cash equivalents, end of period	62.4

Revolving Debt Facility
As at April 30, 2014, Descartes owed $39.0 million pursuant to a $50 million revolving debt facility. The facility has since been increased from a maximum of $50 million to a maximum of $77 million.

Acquisition of Computer Management
On April 1, 2014, Descartes announced its acquisition of Computer Management, a leading US-based provider of security filing solutions and air cargo management solutions for airlines and their partners. Computer Management’s solutions help air carriers to improve operational efficiency and streamline security filing and customs clearance processes, directly and through coordination with ground handlers and container freight stations. The total purchase price for the acquisition was $6.7 million, net of cash acquired. Computer Management contributed $0.1 million of revenues in Q1FY15.

Q1FY15 Business Events / Announcements
In line with Descartes’ strategy to build leading product offerings and expand its global network of customers and trading partners, Descartes made the following other announcements and/or participated in the following events since March 6, 2014:
•
New customer successes at Tazedirekt.com (next-day home delivery operations in Turkey), Smartwares (business-to-business messaging in the Netherlands) and Royal Canin (route planning solutions in France); and

•	Launched Descartes’ Driving License Management and Verification Service in the United Kingdom.

Annual Meeting
Descartes will be holding its annual meeting of shareholders today, May 29, 2014, at 11am Toronto time in the Cambridge Room at the Holiday Inn Cambridge at 200 Holiday Inn Drive, Cambridge, Ontario, Canada.

Chief Financial Officer Transition
Descartes announced that Allan Brett will be appointed as Chief Financial Officer effective following the conclusion of Descartes’ annual meeting of shareholders today. Mr. Brett is an experienced public company executive, who served as Chief Financial Officer of Aastra Technologies Limited from June 1996 through to its January 2014 sale to Mitel Networks

Corporation. Stephanie Ratza, who has served as Descartes’ Chief Financial Officer since April 2007, will remain at Descartes until September 2014 to ensure a smooth transition.

“Allan brings both executive leadership and financial management experience to help Descartes continue to profitably grow our Global Logistics Network through efficient operations and complementary acquisitions,” said Mr. Ryan. “We thank Stephanie for her many contributions in her seven years as Descartes’ CFO during which Descartes has undergone significant growth, and wish her every success in her future endeavors.”

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. ET on Thursday, May 29, 2014. Designated numbers are +1-866-229-4144 for North America and +1-416-216-4169 for International, using Passcode 8010580#.

The company simultaneously will conduct an audio webcast on the Descartes web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available immediately afterwards, and until June 5, 2014, by dialing +1-888-843-7419 or +1-630-652-3042 followed by Passcode 8010580#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 172,000 parties using its cloud-based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

# # #

Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relates to Descartes future, opportunities and business; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes’ business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes’ ability to retain or obtain sufficient capital in addition to its debt fcility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for FY14. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we included Chairman and CEO retirement charges, restructuring charges and acquisition-related expenses). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed four acquisitions since the beginning of fiscal 2014, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q1FY15, Q4FY14, Q3FY14, Q2FY14 and Q1FY14, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q1FY15	Q4FY14	Q3FY14	Q2FY14	Q1FY14
Net income, as reported on Consolidated Statements of Operations	3.7	2.9	2.2	1.7	2.8
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.4	0.3	0.3	0.3	-
Income tax expense (recovery)	1.9	(1.5)	2.1	1.5	2.0
Depreciation expense	0.7	0.9	0.9	0.8	0.8
Amortization of intangible assets	4.6	4.8	4.6	4.6	4.0
Stock-based compensation and related taxes	0.2	0.4	0.5	0.6	0.5
Acquisition-related expenses	0.5	0.7	0.2	0.2	0.3
Restructuring charges	0.1	0.1	0.6	1.1	-
Chairman and CEO retirement charges	-	3.3	-	-	-
Adjusted EBITDA	12.1	11.9	11.4	10.8	10.4

Weighted average diluted shares outstanding (thousands)	64,817	64,658	64,301	64,183	64,024
Diluted earnings per share	0.06	0.04	0.03	0.03	0.04
Adjusted EBITDA per diluted share	0.19	0.18	0.18	0.17	0.16

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	April 30,	January 31,
	2014	2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents	62,351	62,705
Accounts receivable
Trade	22,968	20,558
Other	7,188	8,445
Prepaid expenses and other	4,245	3,663
Inventory	1,187	1,350
Deferred income taxes	13,498	13,508
	111,437	110,229
CAPITAL ASSETS	8,728	8,792
DEFERRED INCOME TAXES	17,539	19,628
INTANGIBLE ASSETS	97,167	94,649
GOODWILL	114,999	111,179
	349,870	344,477
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	6,133	7,027
Accrued liabilities	16,308	16,757
Income taxes payable	1,994	2,671
Current portion of debt	8,785	8,618
Deferred revenue	11,240	9,217
	44,460	44,290
DEBT	30,205	31,787
INCOME TAX LIABILITY	4,519	4,418
DEFERRED INCOME TAX LIABILITY	12,704	13,822
	91,888	94,317

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 63,682,203 at April 30, 2014 (January 31, 2014 – 63,660,953)	97,898	97,779
Additional paid-in capital	451,664	451,394
Accumulated other comprehensive income (loss)	2,650	(1,089)
Accumulated deficit	(294,230)	(297,924)
	257,982	250,160
	349,870	344,477

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2014	2013

REVENUES	40,836	34,031
COST OF REVENUES	13,249	10,556
GROSS MARGIN	27,587	23,475
EXPENSES
Sales and marketing	4,989	3,993
Research and development	6,719	5,754
General and administrative	4,710	4,567
Other charges	559	295
Amortization of intangible assets	4,632	4,006
	21,609	18,615
INCOME FROM OPERATIONS	5,978	4,860
INTEREST EXPENSE	(407)	(61)
INVESTMENT INCOME	34	8
INCOME BEFORE INCOME TAXES	5,605	4,807
INCOME TAX EXPENSE
Current	786	478
Deferred	1,125	1,522
	1,911	2,000
NET INCOME	3,694	2,807
EARNINGS PER SHARE
Basic	0.06	0.04
Diluted	0.06	0.04
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	63,667	62,669
Diluted	64,817	64,024

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2014	2013
OPERATING ACTIVITIES
Net income	3,694	2,807
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	833	761
Amortization of intangible assets	4,632	4,006
Stock-based compensation expense	282	425
Deferred income taxes	1,125	1,522
Changes in operating assets and liabilities:
Accounts receivable
Trade	(1,938)	887
Other	604	418
Prepaid expenses and other	(493)	(618)
Inventory	166	(338)
Accounts payable	(1,060)	(306)
Accrued liabilities	(677)	928
Income taxes payable	(610)	(92)
Deferred revenue	1,831	(825)
Cash provided by operating activities	8,389	9,575
INVESTING ACTIVITIES
Additions to capital assets	(520)	(530)
Acquisition of subsidiaries, net of cash acquired	(6,689)	-
Cash used in investing activities	(7,209)	(530)
FINANCING ACTIVITIES
Proceeds from borrowing on the debt facility	-	19,795
Payment of debt issuance costs	-	(494)
Repayments of debt and other financial liabilities	(2,196)	(14)
Issuance of common shares for cash	85	112
Settlement of stock options	-	(1,361)
Cash (used) provided by financing activities	(2,111)	18,038
Effect of foreign exchange rate changes on cash and cash equivalents	577	(167)
(Decrease) increase in cash and cash equivalents	(354)	26,916
Cash and cash equivalents, beginning of period	62,705	37,638
Cash and cash equivalents, end of period	62,351	64,554